VIA EDGAR ONLY
June 3, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  William H. Thompson,
Accounting Branch chief

Re:           Dutch Gold Resources, Inc.
Item 4.01 Form 8-K
Filed on March 21, 2011
File No. 333-72163

Dear Mr. Thompson:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 22, 2011 (the “Comment Letter”).  In response to these comments, Dutch Gold Resources, Inc. (the “Company”) has caused to be filed Amendment No. 1 on Form 8-K.  The purpose of this correspondence is to provide explanation, where necessary of our responses.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Item 4.01 8-K Filed March 21, 2011

1.	Please revise the report date on the cover page to represent the date of the earliest event reported, which appears to be March 18, 2011.

Our Form 8-K has been amended to include the proper report date of March 18, 2011 on the cover page.

2.	Please revise the commission file number shown on the cover page, which our records show to be 333-72163, rather than 0-30805.

Our Form 8-K has been amended to include the proper commission file number (333-72163).

3.
Please revise your disclosure in paragraph (1)(B) to state whether Gruber’s reports on the financial statements for either of the years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also described the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Our Form 8-K has been amended to include the years ended December 31, 2009 and December 31, 2008 in paragraph (1)(B).

4.	Please revise the rule reference in paragraph (2) to reflect Item 304(a)(2) of Regulation S-K.

Our Form 8-K has been amended to include the rule reference in paragraph (2) to reflect Item 304(a)(2) of Regulation S-K.

5.
Please file an updated letter from Gruber & Company, LLC to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.  The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

We have given a copy of this Form 8-K/A to Gruber & Company, LLC and requested an updated letter.  As it has not yet been received, we will amend this Current Report to include such letter as Exhibit 16.1.

Further, please note that the Company acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

`	Sincerely,

DUTCH GOLD RESOURCES, INC.

	By:	/s/ Daniel W. Hollis
Daniel W. Hollis
Chief Executive Officer

3500 Lenox Road, Suite 1500, Atlanta, GA 30326 •  Phone: (404) 419-2440